UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42426

FAST TRACK GROUP

(Exact Name as Specified in its Charter)

600 North Bridge Road, Parkview Square #24-01

Singapore 188778

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

As previously disclosed, on August 17, 2026, Fast Track Group (the “Company”) held its extraordinary shareholder general meeting (the “EGM”). The matters submitted to a vote at the EGM and the voting results of such matters are as follows:

Proposal 1: Shareholders voted to approve by ordinary resolution a reverse share split of the Company’s authorized issued and unissued Ordinary Shares by way of a consolidation at an exchange ratio of 1:20 such that (i) every twenty (20) issued and unissued Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company will be consolidated into one (1) Ordinary Share of a nominal or par value of US$0.02 each and (ii) the authorized share capital of the Company will be changed FROM US$50,000 divided into 50,000,000 Ordinary Shares of a nominal or par value of US$0.001 each TO US$50,000 divided into 2,500,000 Ordinary Shares of a nominal or par value of US$0.02 each (the “Reverse Share Split”). The voting results were as follows:

	Votes	% of Votes Cast
For	15,558,300	99.819%
Against	28,223	0.181%
Abstain (1)	0	N/A
Total Votes Cast	15,586,523	100.000%

(1)	Abstentions are counted for purposes of establishing quorum but are not counted in determining the outcome of a proposal.

Proposal 2: Shareholders voted to approve by ordinary resolution, in respect of any fractional entitlements to the issued consolidated shares resulting from the Reverse Share Split, if so determined by the Directors in their sole discretion, the authorization of the Directors to settle as they consider expedient any difficulty which arises in relation to the Reverse Share Split, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent as permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split. The voting results were as follows:

	Votes	% of Votes Cast
For	15,568,319	99.883%
Against	18,204	0.117%
Abstain (1)	0	N/A
Total Votes Cast	15,586,523	100.000%

(1)	Abstentions are counted for purposes of establishing quorum but are not counted in determining the outcome of a proposal.

Proposal 3: Following the approval of the Reverse Share Split, shareholders voted to approve by special resolution the redesignation of the Ordinary Shares of a nominal or par value of US$0.02 each in the capital of the Company as follows: (i) 1,115,726 issued Ordinary Shares of a nominal or par value of US$0.02 each, held by the existing shareholders of the Company be redesignated into 1,115,726 Class A Ordinary Shares of a nominal or par value of US$0.02 each, having the rights and being subject to the restrictions set out in the Amended MAA (as defined below), and (ii) 1,384,274 authorized but unissued Ordinary Shares of a nominal or par value of US$0.02 each in the capital of the Company be redesignated into 1,284,274 Class A Ordinary Shares of a nominal or par value of US$0.02 each and 100,000 Class B Ordinary Shares of a nominal or par value of US$0.02 each, having the rights and being subject to the restrictions set out in the Amended MAA. Accordingly, the authorized share capital of the Company will be changed FROM US$50,000 divided into 2,500,000 Ordinary Shares of a nominal or par value of US$0.02 each TO US$50,000 divided into 2,500,000 Ordinary Shares of nominal or par value of US$0.02 each, comprising 2,400,000 Class A Shares of nominal or par value of US$0.02 each and 100,000 Class B Shares of nominal or par value of US$0.02 each (collectively, the “Redesignation”). The voting results were as follows:

	Votes	% of Votes Cast
For	15,560,313	99.832%
Against	26,200	0.168%
Abstain (1)	10	N/A
Total Votes Cast	15,586,513	100.000%

(1)	Abstentions are counted for purposes of establishing quorum but are not counted in determining the outcome of a proposal.

Proposal 4: Shareholders voted to approve by special resolution the adoption of the second amended and restated memorandum and articles of association (the “Amended MAA”), furnished as Exhibit 3.1 to this Report on Form 6-K, in replacement of the amended and restated memorandum and articles of association as adopted on 1 July 2024, subject to and conditional upon approval of the Reverse Share Split and the Redesignation (the “Amended MAA Proposal”). The voting results were as follows:

	Votes	% of Votes Cast
For	15,550,314	99.832%
Against	26,200	0.168%
Abstain (1)	10,009	N/A
Total Votes Cast	15,576,514	100.000%

(1)	Abstentions are counted for purposes of establishing quorum but are not counted in determining the outcome of a proposal.

Proposal 5: Shareholders voted to approve by ordinary resolution the authorization of the board of directors to do all other acts and things as the board of directors considers necessary or desirable in connection with the Reverse Share Split, the Redesignation and the adoption of the Amended MAA, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands. The voting results were as follows:

	Votes	% of Votes Cast
For	15,568,318	99.883%
Against	18,205	0.117%
Abstain (1)	0	N/A
Total Votes Cast	15,586,523	100.000%

(1)	Abstentions are counted for purposes of establishing quorum but are not counted in determining the outcome of a proposal.

The Amended MAA is effective as of the date of the EGM, and the Company expects to file the Amended MAA with the Registrar of Companies of the Cayman Islands within fifteen (15) days of the EGM.

Trading of the Company’s securities on the Nasdaq Capital Market (“Nasdaq”) has been suspended at the opening of business on August 18, 2026, as previously disclosed on August 17, 2026, due to failure to regain compliance with the Nasdaq Listing Rule 5550(a)(2). The Company has requested a hearing before the Hearings Panel. During the pendency of the hearing, the Company’s Class A Ordinary Shares are eligible to be traded on the OTC Markets under the ticker symbol “FTRKF.”

The following exhibit is being filed herewith:

Exhibit No.	Description of Exhibit

3.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 18, 2026

FAST TRACK GROUP

By:	/s/ Lim Sin Foo, Harris
Name:	Lim Sin Foo, Harris
Title:	Chief Executive Officer and Director